SCHEDULE A

Fund	Commencement of Operations
BNY Mellon US Mid Cap Core Equity Fund	March 2, 2020
BNY Mellon US Small Cap Core Equity Fund	March 2, 2020
BNY Mellon International Equity ETF	March 2, 2020
BNY Mellon Emerging Markets Equity ETF	March 2, 2020
BNY Mellon High Yield ETF (formerly BNY Mellon High Yield Beta ETF)	April 24, 2020
BNY Mellon Ultra Short Income ETF	August 9, 2021
BNY Mellon Concentrated International ETF	December 8, 2021
BNY Mellon Global Infrastructure Income ETF	November 3, 2022
BNY Mellon US Large Cap Equity Growth ETF	June 23, 2026

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.

As of April 3, 2023
As of May 19, 2026

4